

DE·RESINATOR

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

THE COMPANY

1.   Name of issuer: Klean Scissors Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	David Timoney
Dates of Board Service:	11/2/20-present
Principal Occupation:	President
Employer:	Klean Scissors Inc.
Dates of Service:	11/2/20-present
Employer's principal business:	Deresinator manufacturing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President-Klean Scissors Inc.

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411



OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Dates of Service:	11/2/20-present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Klean Scissors Inc., a California corporation
Employer's principal business:	Deresinator Invention
Title:	President
Dates of Service:	11/2/20-present
Responsibilities:	Oversee development of Deresinator
Employer:	GV Local 420
Employer's principal business:	Cannabis processing
Title:	Production Manager
Dates of Service:	2010-present
Responsibilities:	Oversee cannabis processing team

Name:	Jonathan Timoney
Dates of Board Service:	11/2/20-present
Principal Occupation:	CFO
Employer:	Klean Scissors Inc., a California corporation
Dates of Service:	11/2/20-present
Employer's principal business:	Deresinator manufacturing
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CFO
Dates of Service:	11/2/20-present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	



OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Employer:	CFVM Inc.
Employer's principal business:	Forestry Consulting
Title:	Consulting Forester
Dates of Service:	2/15/15-present
Responsibilities:	Oversee responsibility for utility lines
Employer:	Klean Scissors Inc
Employer's principal business:	Deresinator invention
Title:	CFO
Dates of Service:	1/30/18-11/2/20
Responsibilities:	Oversee development of Deresinator

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	David Timoney
	President/Secretary
Title:	President
Dates of Service:	11/2/20-present
Responsibilities:	Oversee development of the Deresinator for Klean Scissors Inc.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Klean Scissors Inc., a California corporation
Employer's principal business:	Deresinator Invention
Title:	President
Dates of Service:	11/2/20-present



Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Responsibilities:	Oversee development of Deresinator
Employer:	GV Local 420
Employer's principal business:	Cannabis processing
Title:	Production Manager
Dates of Service:	2010-present
Responsibilities:	Oversee cannabis processing team

Name:	Jonathan Timoney
Title:	CFO
Dates of Service:	11/2/20-present
Responsibilities:	Oversee financial aspect of
	Klean Scissors Inc.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	CFVM Inc.
Employer's principal business:	Forestry Consulting
Title:	Consulting Forester
Dates of Service:	2/15/15-present
Responsibilities:	Oversee responsibility for utility lines
Employer:	Klean Scissors Inc
Employer's principal business:	Deresinator invention
Title:	CFO



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

Dates of Service:	1/30/18-11/2/20
Responsibilities:	Oversee development of Deresinator

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
David Timoney	185,000 common stock	50%
Jonathan Timoney	185,000 common stock	50%

.

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Pitch

Klean Scissors Inc, is very excited to bring to the blossoming cannabis industry patent- protected, breakthrough technology to assist in the processing of the cannabis bud,

The Deresinator,

the world's *FIRST* automated scissor cleaner.



Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

The Pitch

The Problem

During the cannabis trim process, scissors such as *Fiskars Non-Stick Coated Micro-tip Pruning Scissor* accumulate cannabis resin, rendering the blades dull and useless. The cannabis trimmer must stop working to clean their scissors as frequently as every five minutes depending on the cannabis varietal s/he is trimming.

The current method of cleaning cannabis trimming scissors involves soaking the scissors in a solvent such as rubbing alcohol for up to fifteen minutes, then manually wiping the blades with paper towels or cloth. There are also two manual cleaning devices currently on the market, although they both require soaking as well.




Scissor Cleaner

The projected time savings in a typical work day for a trimmer using the Deresinator would average approximately 20 minutes (depending on the cannabis varietal being processed), equating to over 1.5 hours per week, or 6 hours a month, *per trimmer.*

Most trimmers are paid on a per weight basis. Most growers want their product trimmed as fast as possible to get it to market. The lost time to trimmer and grower is lost money for both parties.

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

The Pitch

The Solution

Dirty scissors are inserted in the top opening which is above a small basin where 1/4 cup of solution has been added.


DE·RESINATOR

The motor is then activated by placing thumb and forefinger on each side of the housing where indicated.

Inside there are two disc brushes and one shaft brush that scrub the scissor blades.

The discs move in one direction for five seconds, then reverse.

Freshly dirtied scissors are usually cleaned with one or two revolutions, really caked can take from four to five revolutions.

The Deresinator will also keep the entire trimming area cleaner and more organized.


OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

The Pitch

- The Deresinator is automated <u>breakthrough technology</u> designed to assist productivity in an essential, burgeoning field
- Insures a cleaner and healthier workplace
- Can save 20 minutes per day per trimmer
- Even though some machines get part of the work done, scissor work will *always* be required to start and finish the job
- Klean Scissors Inc, based in California and Oregon, *does not process or participate in the sale of cannabis*. Therefore Klean Scissors Inc, is not subject to any state or federal law or regulation regarding the sale or cultivation of marijuana
- Klean Scissors Inc, also has developed a proprietary USP Certified, food grade and non-toxic solvent to be sold alongside the Deresinator
- Over 290,000 potential industry customers in the US and Canada
- <u>There is a need for this high efficiency breakthrough technology to be on the shelf of every cannabis grower in the world</u>





Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

The Pitch

Traction and Market

We are poised to take the cannabis processing market by storm. One of the founders has over 30 years of experience in business administration and sales. Our chief innovator and engineer has over 50 years experience in tool and die and has built and launched multiple products. He has stated numerous times that we have an incredible opportunity, a product designed to build purchaser's ROI in a market that is only beginning to grow. It is currently in the billions of dollars.

Chart of the Week
Marijuana Business Daily
U.S. Cannabis Retail Sales Estimates: 2019 - 2024

An online database company, www.licen.io.com, has 32,628 licensed marijuana growers in North America in their database. They also have 2,350 processors and 9,297 dispensaries and retail establishments. Growers also access supplies via the internet shopping sites such as Amazon or any of the other large, online grow stores.

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

The Pitch

In addition, according to www.growstuff.com there are at least 2,552 grow stores in the 31 legal states in their database. Assuming each grow store provides product to one hundred customers (a conservative figure) that's over 255,000 potential customers. Since the black market for marijuana is still strong, the principals at Klean Scissors Inc feel the easiest way to get to that grower will be through these grow stores.

Another way to reach our consumer is print or online advertising through trade publications such as Marijuana Business Daily and Ganjapreneur, among others. And then there's the following where banner or video advertising would be useful.

- Professional trim companies, such as: http://www.oklahomamedicineinc.com/, https://www.marijuanaventure.com/, https://trimcityusa.com/, https://420trimminggroup.com/, https://potfarmersmart.com/, https://www.thetrimmerstore.com/, http://trimcamp.com/, https://www.buddhasharvestco.com/,
- Online grow shops, such as:https://www.thegrowbiz.com/, https://maxindoorgrow.com/, https://www.luckysgrowsupply.com/, https://www.monroeblvd.com/, https://www.reefertilizer.ca/store/, https://guerillagrowsupply.com/, https://www.nirvanashop.com/, https://www.hilogrowshop.com/, https://greenstategardener.com/, https://www.horizenhydroponics.com/, https://www.high-supplies.com/, https://bestgrowsupply.com/, https://www.cannabisimp.com/, http://startgrowingpot.com/, https://www.groggsgreenbarn.com/, https://www.growweedeasy.com/, https://www.trimleaf.com/, http://www.growgeneration.com/, https://www.growroomcanada.ca/, https://potfarmersmart.com/, https://www.htgsupply.com/, https://shopgrowlife.com/, http://www.thegrowshopllc.com/, https://www.growerssupply.com/, https://pewgrow.com/, https://www.hydrofarm.com/, https://www.how-to-marijuana.com/, https://www.leafbuyer.com/listings/growstores/, https://www.alchimiaweb.com/, https://www.growpackage.com/, https://www.growbarato.net/, https://www.herbonaut.com/, to name a few.
- Demonstrations-video currently on display on Facebook,www.cleantrimming.com and Youtube: Clean Trimming with the Deresinator
- Display (video) advertising on ten to twenty high-trafficked cannabis related web sites such as: https://www.leafly.com/, https://weedmaps.com/, https://www.grasscity.com/, https://hightimes.com/, https://theweedblog.com/, https://www.growweedeasy.com/, https://rollitup.org/, https://www.420magazine.com/, https://norml.org/, https://www.ilovegrowingmarijuana.com/, https://www.cannaweed.com/, https://howtogrowmarijuana.com/ These 12 sites combined obtain over 13,340,000 unique visitors annually, per website ranking website http://www.aelieve.com
- Trade show demonstrations (once covid appropriate and permitted)

The Deresinator is a tool that will allow the retail product to get to the shelf and consumer in a more rapid and efficient manner.

OFFERING STATEMENT

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

The Pitch

Competition



Scissor Scrubber: https://www.harvest-more.com/shop/scissor-scrubber/
This box has either a sponge or brushes in it, depending on the model. It is manually operated, like a golf ball scrubber.


Scissor Cleaner

Scissor Fix: http://scissor-fix.com/
Scissor BUDe: http://scissorbude.com/

Both the above are essentially the same thing, jars with sponges that have a couple slots. They both contain a solvent solution. Scissors have to soak for a period of time, at least 3-5 minutes. The one I tried lasted two weeks with serious use.

If a serious grower and/or trimmer did use one of these products, here is a cost comparison. The only other alternative to these or the Deresinator would be solvent filled jars or cups all over the workplace tables. That process still takes TIME, and multiple scissors.

	Auto matic	Cost	Website	Misc.
Deresinator	X	$499	https://cleantrimming.com/	1 yr limited warranty
Scissor Scubber		$12	https://wholesaleharvestsupply.com/shop/scissor-scrubber/	Square Box/brushes


OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

The Pitch

Scissor Fix		$15	https://growershouse.com/scissor-fix-scissor-cleaner	Round/sponge/cup
Scissor BUDe		$15	http://scissorbude.com/	Round/sponge/cup

Why should our customer initially spend more on the Deresinator vs. any of the other manual methods?

None of the other products cleans scissors as quickly or effectively as the Deresinator, nor will they last nearly as long.

In Clean Scissors LLC's opinion, you would have to purchase one of our competitor's products monthly if you actually trimmed cannabis daily. That's an annual cost of $180.00. Plus an extra pair or two of scissors at an average cost of $20.00 each. That's about $220.00 per year, or $660.00 over three years.

One Deresinator can be used by four to eight trimmers and only requires one set of scissors per trimmer. There is a limited warranty on parts for 1 year.

Cost Per 4 Trimmers:

	Year 1	Year 2	Year 3	TOTAL per Four Trimmers
Deresinator, 4 scissors Replacement brush sets	$500 $80 ------- $580	$0 $80 $49 ------- $129	$0 $80 $49 ------- $129	$ 838
Solvent Jar- replaced monthly. Assuming 4 trimmers can use one jar- *(they can't!)* 2 scissors (ea)	$180 $160 ------- $340	$180 $160 ------- $340	$180 $160 ------- $340	$1,020

While the above numbers reflect a small monetary savings, they do not equate the savings in TIME for both the grower and trimmer.


OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

The Pitch

Business Model

We plan on building and selling 600 units in 2021, 2,400 in 2022, 6,000 in 2023, and 12,000 per year thereafter. Our engineer and chief manufacturer feels confident we can surpass those expectations every year.

We have also developed a proprietary solvent solution to sell alongside the Deresinator. It will contain USP certified, food grade and non-toxic (unless swallowed) ingredients and will leave no harmful residue on the scissor or plant.

A HUGE aspect to boost sales of the solvent will be that the Deresinator 1 year limited warranty will only be valid if our proprietary solvent is used. One 8 ounce bottle will be given *free* along with each Deresinator purchase. (The Deresinator reservoir holds 2 ounces.)

We will also be adding brush set sales and a refurbishment program starting in 2022.


OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

The Pitch

Team

CEO: Dave Timoney, founder & principal

Full-time/Salary: Offers 38 years of experience in business, administration, sales and marketing. Previous CEO, previous GM. 10 years experience processing in the cannabis industry. Primary on the Design & Development team. Interfaces with Prizm (manufacturer) and legal team. Blogger, marketing, product development

CFO: Jon Timoney, founder & principal

Part-time leading to full time/Salary: Offers 10 years of experience in the cannabis industry. On the Design & Development Team. Financial backer.

Director of Business Development: Elise Timoney

Part-time/Hourly: In charge of financial books, software procurement, social media, web presence.

General Contractor/Manufacturer: Robert Tupper/ Prizm Systems

Also listed as co-inventor. Over fifty years in tool and die, over forty years in   developing products for mass production. Has worked with Peterbilt, Boeing, Tectronics, HP, Intel, Palomar Industries and GlenAir, among others. Primary on the design and development team.

Director of Customer & Company Relations: Holly Lusk

Part-time/Hourly: Offers 30 years customer and human relations experience as Vice President for a title company.

Warehouse/Shipping/Assembly personnel-1 to 3 hourly employees

Webmaster: eventually part-time hourly



Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

DE·RESINATOR

OFFERING STATEMENT

	1,000 Shares of Preferred Stock at $10 per Share		
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This is a brand-new company. Although we have been working on this invention since 2016, the corporation was not formed until November 2020. We have only recently launched our Website and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

As a new company we have a limited operating history. The Company was organized on November 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

FP: truCrowd

DE-RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.



OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:
● fully develop and enhance our smart second screen technology;
● develop and potentially license new solutions and technologies that address the needs of our
prospective customers; and
● respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers.

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our
operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

There may be other economic and public health conditions in the markets in which we operate;including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, civil war, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability; to the extent it is ever achieved.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

The Shares are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE: A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd


DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

THE OFFERING

9.   What is the purpose of this offering?

- To begin mass production of the patented Deresinator, a break-through, automated scissor cleaning machine to assist with the processing of cannabis.
- To raise capital to mass produce our patented, break-through automated processing technology related to the cannabis industry.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$500,000.00**
Less: Offering Expenses	$800.00	$40,000.00
Net Proceeds	**$9,200.00**	**$460,000.00**
Use of Net Proceeds		
Bridge Financing	$8,000.00	$18,000.00
Research and Development	$0.00	$1,000.00
Sales and Marketing	$0.00	$20,000.00
Equipment	$0.00	$22,500.00
Rent	$0.00	$18,000.00
Salaries and Wages	$0.00	$30,000.00
General Operating Capital	$1,200.00	$350,500.00
Total Use of Net Proceeds	**$9,200.00**	**$460,000.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

> **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

> **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

> **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

  a. Type - Preferred Stock

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

  (1) to the issuer;
  (2) to an accredited investor;
  (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
  (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FP: truCrowd


DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
	100,000	0	Yes ☐ No ☑	Yes ☐ No ☑
				Specify:
Common Stock:				
	370,000	370,000	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers'

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 2,939,000
Pre-money valuation
$ 3,998,304
High Bound
$ 5,058,000
5 Valuation Methods
$ 2,206,342
Scorecard
$ 1,519,111
Checklist
$ 3,721,550
Venture Capital
$ 7,340,671
DCF with LTG
$ 11,702,827
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,998,304.**

The company has elected to go with a slightly more conservative valuation of $3,700,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.



FP: truCrowd

DE-RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Notes
Bank of the West	$10,445	18.99%	revolving	Credit Card
Bank of America	$3,600	13.24%	revolving	Credit Card
Bank of America	$5,600	13.24%	revolving	Credit Card

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

- The owners have contributed close to $100,000 of their own funds to get this far, and currently will have only around $18,000 in debt due to bridge financing while awaiting full funding through fundanna.

- Up to this point the owners/directors have expended approximately $100,000.00 for the development of the machine, including patents and trademarks. The company, at the moment, is about $18,000.00 in debt due to interim bridge financing through 2 credit cards. 95% of infrastructure is in place.



OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**



Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

	1,000 Shares of Preferred Stock at $10 per Share		
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Klean Scissors Inc.
For the Period Ended October 31, 2020
With Independent Accountant's Review Report



Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

Klean Scissors Inc.
Financial Statements

Period Ended October 31, 2020

Contents

1

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Klean Scissors Inc.
Grass Valley, CA

I have reviewed the accompanying financial statements of Klean Scissors Inc., which comprises of the balance sheet as of October 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from October 19, 2020 ("inception") to October 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
November 27, 2020

2



FP: truCrowd

DE·RESINATOR

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

Klean Scissors Inc.

Balance Sheet

	October 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ -
Prepaid expenses	-
Total current assets	-
Fixed assets, net	-
Patents *(see note 2)*	-
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common stock, par value $0.01 *(note 3,5)*	
Authorized, issued and outstanding shares, 11,000	110
Additional paid-in capital	3,413
Preferred stock, par value $.01, authorized shares 100,000	-
Retained deficit	(3,523)
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See Independent Accountant's Review Report.

4



Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

Klean Scissors Inc.

Statement of Operations

	Period from October 19, 2020 (Inception) to October 31, 2020
Revenue	$ -
Expenses:	
Legal expenses	729
Research and development	2,097
Start-up costs	697
Total operating expenses	3,523
Net loss	$ (3,523)

See Independent Accountant's Review Report.

5



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Klean Scissors Inc.

Statement of Changes in Stockholders' Equity

	Common Stock, $.0001 par value	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at January 1, 2020	$ -	-	$ -	$ -
Common stock issued	110	-	-	110
Paid-in capital	-	3,413	-	3,413
Net Loss	-	-	(3,523)	(3,523)
Balance at October 31, 2020	**$ 110**	**3,413**	**$ (3,523)**	**$ -**

See Independent Accountant's Review Report.

6



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

	1,000 Shares of Preferred Stock at $10 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Klean Scissors Inc.

Statement of Cash Flows

	Period from October 19, 2020 (Inception) to October 31, 2020
Operating activities	
Net loss	$ (3,523)
Increase in trade payable	-
Net cash provided by operating activities	(3,523)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	3,523
Net cash used by financing activities	3,523
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Klean Scissors Inc.

Notes to Financial Statements
October 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Klean Scissors Inc., a development stage entity, was formed on October 19, 2020 ("Inception") in the State of California. The financial statements of Klean Scissors Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Grass Valley, CA.

The Company is developing the Deresinator- an automated scissor cleaning device (tool) and solvent that will effectively scrub accumulated cannabis resin off the blades of the scissors within seconds during the trim process. The current method requires fifteen minutes of soaking. In addition to saving time by cleaning cannabis trimming scissors within seconds; the tool eliminates the cost of purchasing multiple scissors per trimmer, reducing cost and waste and solvent is free of fumes, leakage and spillage and is not flammable.

Since Klean Scissors offers a tool, it is not subject to any state or federal law or regulation regarding the sale or cultivation of marijuana.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

8



FP: truCrowd

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Klean Scissors Inc.

Notes to Financial Statements (continued)
October 31, 2020

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-Period convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a Corporation and files income tax returns in the U.S federal jurisdiction and California State Jurisdiction. The tax benefit asset for federal and state taxes is $740 and 311, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

See Independent Accountant's Review Report

9



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

Klean Scissors Inc.

Notes to Financial Statements (continued)
October 31, 2020

2. Patents

As of November 3, 2020, the Company has exclusive licensing agreement to issued patents for its Deresinator- automated scissor cleaning machine. In return of these exclusive rights, the Company will pay a one-time five percent (5%) of the gross sales price as royalty effective, December 31, 2021. This agreement will continue in full force and effect for an initial period of 5 years, and will be automatically renewed for five years, unless thirty (30) day notice of termination is given by either party.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

The founders of the corporation, hold 100% of class A stock.

4. Commitments and Contingencies

As of the date of issuance of financials November 27, 2020, the company has no commitments or contingencies. Though company has hired an engineer to make prototypes that will cost them approximately $20,000.

5. Subsequent Events

Management has evaluated subsequent events through November 27, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements except for the transaction described below.

The Company is in the process of amending its articles of incorporation to increase it authorized shares from 11,000 to 370,000. After the amendment, 100% of the new authorized shares will be owned by the current shareholders.

See Independent Accountant's Review Report.

10



OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**



FP: truCrowd

DE-RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:



FP: truCrowd

DE-RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FP: truCrowd



DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://www.cleantrimming.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
      10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

EXHIBIT A: SAMPLE STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____,
by and between Klean Scissors, Inc., a California corporation("Seller") and
_____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

      WHEREAS, Seller is the record owner and holder of shares of the capital stock of Klean Scissors Inc., (the "Company"), a California Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

      NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of preferred stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be ten dollars ($10.00) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full

FP: truCrowd

DE-RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

power and authority to sell and transfer the Stock as contemplated in this Agreement.

(b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of California and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

(b) Ten Dollars and 00/100 ($10.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(c) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(d) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(e) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(f) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the

FP: truCrowd

DE-RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(g) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(h) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(i) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(j) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND

FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(k) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(l) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(m) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(n) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(o) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(p) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	50,000	$500,000	$460,000

indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(q) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(r) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This



FP: truCrowd

DE·RESINATOR

Klean Scissors Inc.
13857 Auburn Road Grass Valley,
CA 95949
530-277-0411

OFFERING STATEMENT

1,000 Shares of Preferred Stock at $10 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**50,000**	**$500,000**	**$460,000**

Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of California.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
    Name ____
    Email ____

    (b) If to Seller:
    Name David Timoney
    Email cleantrimming@gmail.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:	**SELLER:**
____________________________	____________________________
____________________________ (Name)	____________________________ (Name)
____________________________ (Position)	____________________________ (Position)